AB 3/18

[redacted]

14048475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls (City) IA (State) 50613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard R. Dobson JR. (319) 277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larson Allen, LLP
(Name – *if individual, state last, first, middle name*)

600 3rd Ave, SE, Ste 300 (Address) Cedar Rapids (City) IA (State) 52401 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SR 3/21/14

OATH OR AFFIRMATION

I, Howard R. Dobson, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of 12/31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANELL MEYER
COMMISSION NO. 739191
MY COMMISSION EXPIRES
February 17, 2015

NOTARIAL SEAL IOWA

Signature

Vice President/Finop

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2013

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

Report on the Financial Statements

We have audited the accompanying financial statements of American Financial Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Cedar Rapids, Iowa
February 27, 2014

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$ 48,502
Commissions receivable	2,050
AFS daily account	1,697
Prepaid expenses	1,967
TOTAL ASSETS	$ 54,216

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,025
Stockholder's equity:	
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	5,000
Additional paid-in-capital	20,000
Retained earnings	28,191
Total stockholder's equity	53,191
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 54,216

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013

REVENUE		
Commissions earned		$ 251,661
EXPENSES		
Commissions expense	125,831	
Discretionary bonus	54,300	
Professional	12,255	
Management	6,000	
Registration and regulatory	7,461	
Dues and subscriptions	2,116	
Other	3,176	
Total expenses		211,139
NET INCOME		$ 40,522

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2013	$ 5,000	$ 20,000	$ 17,669	$ 42,669
Net income	-	-	40,522	40,522
Distributions	-	-	(30,000)	(30,000)
BALANCE, DECEMBER 31, 2013	$ 5,000	$ 20,000	$ 28,191	$ 53,191

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 40,522	
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions receivable	6,538	
Prepaid expenses	(559)	
Other assets	(1,007)	
Commissions payable	(3,269)	
Net cash provided by operating activities		$42,225
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(30,000)	
Net cash used in financing activities		(30,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		12,225
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		36,277
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 48,502

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph(k)(1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule. The requirements of Paragraph(k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, delivers all customer securities, and does not otherwise hold funds or securities for, or owe money on securities to customers. The Company does not accept money from customers, but rather all customer payments are made directly to the mutual fund into which the customer is investing.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds is determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund sold. Commissions are considered to be earned when the customer funds are accepted by the mutual fund.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized concurrent with the recognition of revenue from the policies.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on their respective shares of the Company's income in their individual income tax returns.

The Company follows the provisions of FASB Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2013. The tax returns for the past three years remain open for examination by tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the principal shareholder of American Financial Securities, Inc. For the year ended December 31, 2013, the Company paid $6,000 of management fees to Investors Professional Services (IPS), a company owned by substantially the same owner as American Financial Securities, Inc. Included in the management fee is rent for the office space. Accounts payable to registered representatives totaled $1,025 as of December 31, 2013.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers at December 31, 2013 consist of the following:

	Receivable
Fees and Commissions	$ 2,050
Payables	$ --

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company had net allowable capital of $47,477, which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $1,025, which results in a ratio of aggregate indebtedness to net capital of .02 to 1.

NOTE 5 - FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2013 financial statements filed with FINRA.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 91% of its revenue from 2 mutual fund families during the year ended December 31, 2013.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 27, 2014 the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2013, but prior to February 27, 2014 that provide additional evidence about conditions that existed at December 31, 2013, have been recognized in the financial statements for the year ended December 31, 2013.

On January 2, 2014, the Company paid the owner of the Company a $2,500 distribution. The Company plans to distribute $2,500 per month through June 2014.

AMERICAN FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

TOTAL MEMBER'S EQUITY		$ 53,191
Nonallowable assets		
AFS daily account	$ 1,697	
Commissions Receivable >30 days	2,050	
Prepaid expenses	1,967	
Total nonallowable assets		5,714
NET CAPITAL		$ 47,477

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as December 31, 2013)

There were no material differences between this calculation and member's equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years Ended December 31, 2013

Aggregate Indebtedness	
Included in the statement of financial condition:	
Commissions Payable	$ 1,025
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 68
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 42,477
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 41,477
Ratio of aggregate indebtedness to net capital	.02 to 1

AMERICAN FINANCIAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Years Ended December 31, 2013

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2013. The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

In planning and performing our audit of the financial statements of American Financial Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 27, 2014.

We understand that practices and procedures that accomplish the objections referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

Cedar Rapids, Iowa
February 27, 2014